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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ONCURE TECHNOLOGIES CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68232U 10 0
(CUSIP Number)

Dr. John J. Fuery 44 Farragut Ave. Piedmont, CA 94610	With a copy to: Kay F. Rubin, Esq. Crosby, Heafy, Roach & May 1999 Harrison Street, Suite 2600 Oakland, CA 94612-3572 (510) 763-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 5, 2000
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232U 10 0	13D	PAGE 2 OF 6 PAGES

1	NAMES OF REPORTING PERSONS Dr. John J. Fuery

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/ /
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 1,925,134

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITVE POWER 1,925,134

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,134

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.35%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

Item 1. Security and Issuer

    This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of OnCure Technologies Corp. (the "Company").

    The address of the principal executive office of the Company is 700 Ygnacio Valley Road, #300, Walnut Creek, California 94596.

Item 2. Identity and Background

    This Schedule 13D is being filed by Dr. John J. Fuery (the "Reporting Person"). The Reporting Person is a United States citizen and his principal occupation is Physician. The Reporting Person's business address is 44 Farragut Avenue, Piedmont, CA 94610.

    During the past five years the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    On December 5, 2000, the Company exchanged 6,666,942 shares of Common Stock for all of the outstanding shares of common stock of U.S. Cancer Care, Inc. ("U.S. Cancer Care") in connection with the Company's reorganization with U.S. Cancer Care (the "Reorganization"). The consideration used by the Reporting Person to acquire 1,481,534 of his shares of Common Stock was all of his shares of common stock of U.S. Cancer Care.

    In addition, on March 30,2001, the Reporting Person exercised: (i) options to purchase 295,300 shares of Common Stock, at an exercise price of $0.01 per share; and (ii) a warrant to purchase 51,000 shares of Common Stock, at an exercise price of $0.01 per share. The consideration used by the Reporting Person to acquire these shares of Common Stock was $3,463 of his personal funds.

    The Reporting Person also received Options to acquire 1,000 shares of Common Stock at an exercise price of $2.00 per share at each of five Board of Director meetings attended by the Reporting Person in 2001, aggregating, in total, options to purchase 5,000 shares.

Item 4. Purpose of Transaction

    The purpose of the acquisition of the 1,481,534 shares of Common Stock, on December 5, 2000, was to effectuate the Reorganization. The purpose of the acquisition of the 346,300 shares of Common Stock, on March 30, 2001, (pursuant to the exercise of a warrant and certain options) was for investment.

    Set forth on the chart below is a list of the persons that became the executive officers and/or the members of the Board of Directors of the Company upon consummation of the Reorganization.

Name	Position
Shyam B. Paryani, MD	Chairman of the Board of Directors
Jeffrey A. Goffman	Chief Executive Officer, Secretary and Director
W. Brian Fuery	Vice Chairman of the Board of Directors
Richard W. Padelford	President and Chief Operating Officer
Randy C. Sklar	Executive Vice President and Chief Development Officer
Douglas McBride	Vice President and Chief Information Officer
Charles J. Jacobson	Director of Managed Care Contracting and Director
John J. Fuery, MD (i.e., the Reporting Person)	Director
Stanley A. Trotman, Jr.	Director
Gordon C. Rausser, Ph.D.	Director
John Zeeman	Director
John W. Wells, Jr., M.D.	Director

    Prior to the Reorganization the Company had no operations. As a result of the Reorganization, U.S. Cancer Care's business, operations and management of radiation cancer treatment centers is now the Company's sole business.

    Other than as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; a change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; any material change in the Company's business or corporate structure or its present capitalization or dividend policy; changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any other action similar to those enumerated above. However, the Reporting Person retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

    The Reporting Person beneficially owns 1,925,134 shares of Common Stock or 17.35% of such outstanding shares. The Reporting Person has the sole power to vote and dispose of all 1,925,134 shares.

    On March 30, 2001, the Reporting Person exercised: (i) options to purchase 295,300 shares of Common Stock, at an exercise price of $0.01 per share; and (ii) a warrant to purchase 51,000 shares of Common Stock, at an exercise price of $0.01.

    Other than as set forth herein, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Attached hereto as Exhibit 99.A is a Lockup Agreement by and among Makefield Securities Corporation, Continuum Capital Partners and the Reporting Person. The Lockup Agreement was entered into in connection with the Reorganization; and provides that the Reporting Person, subject to certain limited exceptions, will not sell shares of Common Stock for a period of twenty-four (24) months commencing on December 5, 2000, without the prior consent of either Makefield Securities Corporation or Continuum Capital Partners.

    Attached hereto as Exhibit 99.B is a Shareholders' Agreement by and among W. Brian Fuery, Jeffrey A. Goffman, Stanley Trotman, Ernest A. Bates, Gordon C. Rausser, Randy Sklar, Charles Jacobson, Stephen Pezzola, David Gilo, Richard Padelford and the Reporting Person. The Shareholders' Agreement provides for certain restrictions on the transfer or sale of Common Stock, the election of directors and certain other corporate governance matters.

    Attached hereto as Exhibit 99.C is an Agreement by and among the Company, Continuum Capital Partners and the Reporting Person. Pursuant to the terms of the Agreement, the Reporting Person has the right to convert certain indebtedness owed to him into a maximum of 366,206 shares of Common Stock, at a conversion price of $2.00 per share. The conversion will occur immediately prior to and only in the event that Continuum exercises its option to purchase Common Stock from the Reporting Person, at an exercise price of $2.25 per share, by April 30, 2002. In addition, this Agreement also grants the Reporting Person certain piggy-back registration with respect to such converted shares.

    Except as set forth elsewhere in this statement and in Exhibits 99.A, 99.B and 99.C hereto which is incorporated by reference herein, the Reporting Person does not have any contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfers or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) put or calls, (vi) guarantees of profits, (vii) division of profits or losses or (vii) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.A

    Letter Agreement, dated May 2001, by and among Makefield Securities Corporation, Continuum Capital Partners and the Reporting Person.

Exhibit 99.B

    Shareholders Agreement, dated May 22, 1998, by and among W. Brian Fuery, Jeffrey A. Goffman, Stanley Trotman, Ernest A. Bates, Gordon C. Rausser, Randy Sklar, Charles Jacobson, Stephen Pezzola, David Gilo, Richard Padelford and the Reporting Person.

Exhibit 99.C

    Agreement, dated April 30, 2001, by and among the Company, Continuum Capital Partners and the Reporting Person.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2001

/s/ DR. JOHN J. FUERY Dr. John J. Fuery

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURE